SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784109209
(CUSIP Number)

Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
216-566-5500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 9, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 168,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784109209	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,104
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,104

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 168,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784109209	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,718
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 783,718
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 783,718
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784109209	13D	Page 5 of 6 Pages

This Amendment No. 2 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 2”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 2, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock reported in the tables set forth on the cover page to this Amendment No. 2 for an aggregate purchase price of $1,956,712.70, including brokerage commissions, was working capital of Gad Partners Fund LP and Paragon Technologies, Inc.

Item 4. Purpose of Transaction.

Paragon Technologies, Inc. has requested that the Company appoint two persons designated by Paragon to the Company’s Board of Directors. As of this date, this request has not resulted in an offer from or agreement with the Company relating to such request. Paragon intends to further pursue representation on the Company’s Board of Directors, whether through discussions with the Company, taking action to remove one or more or all of the current members of the Board of Directors and/or elect one or more or all of the members of the Board of Directors at an annual or special meeting of shareholders of the Company or otherwise, buying additional shares of Common Stock of the Company, effecting a tender offer for some or all of the shares of Common Stock of the Company, or through other means. Paragon believes that a holder of 18.6% of the Company’s Common Stock should have representation on the Company’s Board of Directors, and Paragon intends to represent and advance the interests of all shareholders of the Company through any board representation that it attains.

As the Company’s single largest shareholder, we believe the Company’s Board currently raises various corporate governance concerns, including but not limited to: director independence, relevant experience, compensation practices, and concerns over the issuance and purchases of the Company's stock. The Company’s financial performance has also continued to deteriorate since the present Board has been in charge of the Company.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 951,822 shares of Common Stock, which represents approximately 18.6% of the Company’s outstanding shares of Common Stock. Gad Partners Fund LP and Paragon Technologies, Inc. directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 2.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 2 is based on the 5,109,089 shares of Common Stock reported by the Company as outstanding as of November 1, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2012.

(c) The transactions effected by each of the Reporting Persons in the Common Stock on and since December 28, 2012, the date of filing of Amendment No. 1 to the Schedule 13D, through January 14, 2013 are set forth on Schedule A. Each of these transactions was effected through the open market.

CUSIP No. 784109209	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated: January 14, 2013

GAD PARTNERS FUND LP,
by Gad Capital Management LLC,
its General Partner

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By:	/s/ Hesham M. Gad
Name: Hesham M. Gad
Title: Chairman

Schedule A

Transactions in Common Stock of the Company

from 12/28/12 through 01/14/13:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
01/08/2012	100	$2.3900

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)
12/28/2012	100	2.2500
12/28/2012	3,700	2.2500
12/28/2012	7,100	2.3400
01/02/2013	2,600	2.4000
01/03/2013	800	2.3500
01/03/2013	500	2.3500
01/03/2013	1,000	2.3500
01/03/2013	5,000	2.3500
01/03/2013	4,500	2.3500
01/07/2013	300	2.3500
01/07/2013	1,700	2.3600
01/08/2013	200	2.4300
01/08/2013	100	2.4300
01/08/2013	100	2.3500
01/08/2013	9,800	2.4000
01/09/2013	322,301	2.3600
01/11/2013	6,595	2.3600
01/14/2013	2,000	2.3600